UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-7884
CUSIP NUMBER
NOTIFICATION OF LATE FILING	590660106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mesa Royalty Trust
Full Name of Registrant

N/A
Former Name if Applicable

The Bank of New York Trust Company, N.A., Trustee
Address of Principal Executive Office (Street and Number)

919 Congress Avenue, Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

The Bank of New York Trust Company, N.A., as trustee (the “Trustee”) of Mesa Royalty Trust (the “Trust”) has been working diligently to complete all the required information for its quarterly report on Form 10-Q for the three and six months ended June 30, 2007 (the “Form 10-Q”), and portions of such information have been completed as of this date.   However, the Form 10-Q could not be completed on or before the August 10, 2007 prescribed due date due to the absence of certain information from BP with respect to operations in the Colorado portion of the Trust’s San Juan Basin properties.  The Trustee does not operate any properties and relies on the working interest owners to provide information regarding the Trust’s properties in a timely manner.  BP's outsourcing party for royalty payments on these properties, IBM, has indicated that its computer system has continued to be unable to categorize the Trust's interest appropriately, and that IBM has not performed an estimate of the payment to be made in October 2007 to correct pricing errors.  Accordingly, the reasons causing the inability to file could not be eliminated by the registrant without unreasonable effort or expense.  The Trustee intends to file the Form 10-Q as soon as practicable, and in no event later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mike Ulrich	800	852-1422
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Annual Report on Form 10-K for the year ended December 31, 2006
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mesa Royalty Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	Mesa Royalty Trust
By: The Bank of New York Trust Company, N.A., Trustee for Mesa
Royalty Trust

/S/ MIKE ULRICH
Name: Mike Ulrich
Title: Vice President and Trust Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).